WESTHOPE CAPITAL CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737

Fax: (416) 361-0923

02 OCT -3 AM 9:21

02055183

September 25th, 2002

Exemption No. 82-2254

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N. W.
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

Per: Shaun A. Drake

SAD/slg

Encl.

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

CDS INC. **Notice of Record & Meeting Dates** New [XX] Change [ ]

Issuer Name (maximum 30 characters)

English: WESTHOPE CAPITAL CORP.

French:

Address: 56 Temperance Street, 4th Floor Toronto, ON M5H 3V5	Telephone: (416) 361-0737 Contact Name: Shaun A. Drake
Transfer Agent — FINS: T887 — Name: Equity Transfer Services Inc.	Telephone: (416) 361-0930 Ex: 243
Address: Suite 420, 120 Adelaide Street West Toronto, ON M5H 4C3	Contact Name: Lori Winchester

Proxy Type	Meeting Type		Material Distribution Type	Dates
[XX] Management	[XX] Annual	[XX] Special	[ ] Form C holders only	Record Date: 2002 10 21 (yyyy mm dd)
[ ] Dissenting	[ ] General	[ ] Extraordinary	[X] All holders	Meeting Date: 2002 11 21 (yyyy mm dd)
				Material Mail Date: 2002 10 24 (yyyy mm dd)

Payment for Publication [XX] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $91.50 per publication	$ 91.50
Plus 7% GST	$ 6.41
or 15% HST (*Nfld, NS, NB residents only*)	$ n/a
Subtotal	$ 97.91
Plus 7.5% QST (*Quebec residents only*)	$ n/a
Total payment enclosed	$ 97.91

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
959909 - 10 - 2	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[XX] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [XX] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	Sept 25, 2002
Title	Signature	Date